Exhibit 99.1

PixelOptics, Inc.

(A Development Stage Company)

Financial Statements

Years Ended December 31, 2012 and 2011 and

For the Period August 13, 2005 (date of inception) to December 31, 2012

Report of Independent Auditors

Board of Directors

PixelOptics, Inc.

We have audited the accompanying financial statements of PixelOptics, Inc. (a development stage company), which comprise the balance sheets as of December 31, 2012 and 2011, and the related statements of operations, changes in equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PixelOptics, Inc. (a development stage company) at December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

PixelOptics, Inc.’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming PixelOptics, Inc. (a development stage company) will continue as a going concern. As discussed in Note 2, the Company is a development stage enterprise that has incurred operating losses since inception and has limited available working capital at December 31, 2012 to fund planned principal operations. This condition, among other factors, raises substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters also are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Inception to Date Financial Statements

The accompanying statements of operations, changes in equity, and cash flows for the period from August 13, 2005 (inception) through December 31, 2012 were not audited, reviewed or compiled by us and, accordingly, we do not express an opinion or any other form of assurance on them.

March 25, 2013

PixelOptics, Inc.

(A Development Stage Company)

Balance Sheets

(In Thousands, Except Share and per Share Data)

	December 31,
	2012	2011
Assets
Current assets:
Cash and cash equivalents	$211	$9,474
Accounts receivable – net	7	581
Inventory	—	1,702
Prepaid expenses	105	1,505

Total current assets	323	13,262
Property and equipment – net	3,042	2,562
Intangible assets	2,007	2,249
Other assets	210	255

Total assets	$5,582	$18,328

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$1,521	$1,827
Accrued expenses	3,528	1,909
Current portion of long-term debt and capital lease obligation	25,825	2,371
Warrant liability	1,971	—
Deferred revenue	1,339	1,090

Total current liabilities	34,184	7,197

Long-term debt – less current portion	3,944	7,519
Deferred revenue	6,284	7,461

Total long-term liabilities	10,228	14,980

Total liabilities	44,412	22,177

Stockholders’ equity:
8% noncumulative preferred stock:
Series D ($35,048 aggregate liquidation preference)	3	3
Series C ($30,000 aggregate liquidation preference)	2	2
Series B ($23,835 aggregate liquidation preference)	1	1
Series A-1 ($6,750 aggregate liquidation preference)	1	1
Series A ($8,951 aggregate liquidation preference)	1	1
Common stock ($0.0001 par value, 120,000,000 shares authorized, 7,731,719 and 7,673,803 shares issued and outstanding at December 31, 2012 and 2011, respectively)	1	1
Additional paid-in capital	107,299	106,808
Accumulated deficit during the development stage	(146,138)	(110,666)

	(38,830)	(3,849)

Total liabilities and stockholders’ equity	$5,582	$18,328

See accompanying notes.

PixelOptics, Inc.

(A Development Stage Company)

Statements of Operations

(In Thousands)

	Year Ended December 31,		August 13, 2005 (Inception) Through December 31, 2012
	2012	2011	(Unaudited)
Revenue
Lenses	$45	$583	$2,789
License fee revenue	1,047	1,047	2,668
Government projects	—	—	2,977

Total revenue	1,092	1,630	8,434
Operating expenses
Cost of sales—lenses	3,614	4,963	10,477
Cost of sales—government projects	—	—	2,826
Quality assurance and warehouse	4,277	1,478	8,640
Research and development	6,813	9,484	58,162
Sales and marketing	6,947	11,151	31,887
General and administrative	7,865	5,856	31,943
Other operating expenses	3,801	1,664	6,160

Total operating expenses	33,317	34,596	150,095

Operating loss	(32,225)	(32,966)	(141,661)
Interest expense	(2,683)	(1,809)	(5,475)
Change in fair value of warrants	(566)	—	(566)
Other income	2	6	1,564
Provision for income taxes	—	—	—

Net loss	$(35,472)	$(34,769)	$(146,138)

See accompanying notes.

PixelOptics, Inc.

(A Development Stage Company)

Statements of Changes in Equity

(In Thousands)

	Common Stock	Additional Paid-In Capital Common Stock	Preferred Stock	Additional Paid-In Capital Preferred Stock	Accumulated Deficit During The Development Stage	Total
Balance (deficit) at August 13, 2005 (Unaudited)	$—	$—	$—	$—	$—	$—
Contributed capital	1	5	—	—	—	6
Stock option compensation	—	4	—	—	—	4
Net loss	—	—	—	—	(1,424)	(1,424)

Balance (deficit) at December 31, 2005 (Unaudited)	1	9	—	—	(1,424)	(1,414)
Contributed capital	—	985	2	15,610	—	16,597
Stock issuance costs	—	—	—	(665)	—	(665)
Stock option compensation	—	71	—	—	—	71
Net loss	—	—	—	—	(5,225)	(5,225)

Balance (deficit) at December 31, 2006 (Unaudited)	1	1,065	2	14,945	(6,649)	9,364
Contributed capital	—	—	1	23,834	—	23,835
Stock issuance costs	—	—	—	(37)	—	(37)
Stock option compensation	—	46	—	—	—	46
Net loss	—	—	—	—	(9,525)	(9,525)

Balance (deficit) at December 31, 2007 (Unaudited)	1	1,111	3	38,742	(16,174)	23,683
Contributed capital	—	—	2	29,998	—	30,000
Stock issuance costs	—	—	—	(106)	—	(106)
Stock option compensation	—	239	—	—	—	239
Net loss	—	—	—	—	(20,260)	(20,260)

Balance (deficit) at December 31, 2008 (Unaudited)	1	1,350	5	68,634	(36,434)	33,556
Stock options exercised	—	11	—	—	—	11
Stock issuance costs	—	—	—	(100)	—	(100)
Stock option compensation	—	464	—	—	—	464
Warrants issued	—	—	—	226	—	226
Net loss (as restated)	—	—	—	—	(20,071)	(20,071)

Balance (deficit) at December 31, 2009 (Unaudited)	1	1,825	5	68,760	(56,505)	14,086
Stock option compensation	—	374	—	—	—	374
Common stock repurchase	—	(190)	—	—	—	(190)
Warrants exercised	—	—	—	93	—	93
Net loss (as restated)	—	—	—	—	(19,392)	(19,392)

Balance (deficit) at December 31, 2010 (Unaudited)	1	2,009	5	68,853	(75,897)	(5,029)
Preferred stock issuance	—	—	3	35,045	—	35,048
Stock issuance costs	—	—	—	(221)	—	(221)
Stock option compensation	—	531	—	—	—	531
Warrants issued	—	—	—	591	—	591
Net loss	—	—	—	—	(34,769)	(34,769)

Balance (deficit) at December 31, 2011	1	2,540	8	104,268	(110,666)	(3,849)
Stock option compensation	—	491	—	—	—	491
Net loss	—	—	—	—	(35,472)	(35,472)

Balance (deficit) at December 31, 2012	$1	$3,031	$8	$104,268	$(146,138)	$(38,830)

See accompanying notes.

PixelOptics, Inc.

(A Development Stage Company)

Statements of Cash Flows

(In Thousands)

			August 13, 2005 (Inception) Through December 31,
	Year Ended December 31,		2012
	2012	2011	(Unaudited)
Operating activities
Net loss	$(35,472)	$(34,769)	$(146,138)
Adjustments to reconcile to net cash from operating activities:
Change in fair value of warrants	566	—	566
Depreciation and amortization	1,213	1,090	4,209
Stock option compensation	491	531	2,219
Loss on sale of property and equipment	145	—	267
Bad debt (recovery) expense	4	—	8
Inventory valuation reserves	2,439	1,140	3,578
Amortization of debt discount	774	639	1,481
Changes in operating assets and liabilities:
Accounts receivable	570	(306)	(14)
Inventory	(736)	(2,295)	(3,578)
Prepaid expenses and other assets	1,445	(449)	(220)
Rent deposit	—	—	(21)
Accounts payable	(306)	(108)	1,521
Accrued expenses	1,618	921	3,527
Deferred revenue	(929)	(875)	7,625

Net cash used in operating activities	(28,178)	(34,481)	(124,970)
Investing activities
Proceeds from sales of marketable securities	—	—	3,000
Investment in marketable securities	—	—	(3,000)
Purchase of property and equipment	(1,595)	(710)	(6,830)
Proceeds from sale of property and equipment	—	—	80
Purchase of intangibles	—	—	(2,775)

Net cash used in investing activities	(1,595)	(710)	(9,525)
Financing activities
Proceeds from debt	22,610	10,000	37,610
Proceeds from capital lease	—	—	17
Payments on capital lease	—	(5)	(17)
Payments on debt	(2,100)	(4,290)	(7,100)
Debt issuance costs	—	(75)	(75)
Issuance of common stock	—	—	1,002
Repurchase of common stock	—	—	(190)
Issuance of preferred stock	—	35,048	104,588
Stock issuance costs	—	(221)	(1,129)

Net cash provided by financing activities	20,510	40,457	134,706

Net (decrease) increase in cash and cash equivalents	(9,263)	5,266	211
Cash and cash equivalents at beginning of period	9,474	4,208	—

Cash and cash equivalents at end of period	$211	$9,474	$211

Supplemental disclosure of cash flow information:
Cash paid for interest	$1,000	$1,092	$2,092

Supplemental disclosure of noncash financing activities:
Warrants issued	$1,405	$591	$1,996

See accompanying notes.

PixelOptics, Inc.

(A Development Stage Company)

Notes to Financial Statements

(All dollar amounts are in thousands, except per share amounts or as otherwise noted.)

December 31, 2012

1. Organization and Nature of Business

PixelOptics, Inc. (Company), a Delaware corporation, formed and began operations on August 13, 2005. The Company is engaged in the development stage of creating electronic dynamic spectacle lenses used to correct presbyopia, a condition which requires most people over the age of 45 to wear bifocals, trifocals or progressive addition lenses. The Company is headquartered in Roanoke, Virginia.

2. Going Concern

The financial statements have been prepared assuming that the Company will continue as a going concern. The Company’s limited available capital, financial position and operating results as of and for the period ended December 31, 2012, and for the period from August 13, 2005 (date of inception) to December 31, 2012 raise substantial doubt about the Company’s ability to continue as a going concern. As of December 31, 2012, the Company’s stockholders’ deficit was $(38,830) and available cash and cash equivalents was $211. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon commencing operations, developing sales and obtaining additional capital and financing.

The Company is currently seeking additional capital to allow it to continue operations and achieve its financing and operating objectives. In the first quarter of 2013, the Company received approximately $8,000 of bridge loan financing from its current investors and anticipates receiving an additional $12,000 of funding in late March 2013. In February 2013, the Company signed a term sheet for an aggregate amount of $18,000 with Hercules Technology Growth Capital. The initial $12,000 of debt funding will be available upon the loan closing date and the remaining $6,000 will be available upon the Company completing a future capital funding round. The cash provided by this venture debt will be used to pay down the Horizon Loan and to fund ongoing operations. Finally, the Company is seeking additional capital of approximately $35,000 – $50,000 via a Series E financing round. This financing, once completed, is expected to allow the Company to continue to operate through the end of 2014 and provide for sufficient capital to sustain operations.

PixelOptics, Inc.

(A Development Stage Company)

Notes to Financial Statements (continued)

(All dollar amounts are in thousands, except per share amounts or as otherwise noted.)

2. Going Concern (continued)

The Company has incurred significant losses in the past, and will continue to incur losses in the future. Management believes additional financing will be required to provide sufficient funds to enable the Company to reach profitability and sustain its operations. There can, however, be no assurance that the Company will be profitable in the future, nor that additional future financing can be obtained on terms acceptable to the Company.

3. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements were prepared in conformity with U.S. generally accepted accounting principles applied on a basis consistent with that of the preceding periods. Certain prior year amounts have been reclassified to conform to 2012 presentation.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a remaining maturity of three months or less at the time of purchase to be cash equivalents. Cash equivalents are stated at cost which approximates fair value.

Accounts Receivable

Accounts receivable are recorded net of the allowance for doubtful accounts. The Company regularly evaluates the collectibility of accounts receivable based on a variety of factors, including the length of time the receivables are past due, the financial health of the customer and historical experience. Based on this evaluation, the Company records reserves to reduce the related receivables to amounts reasonably believed to be collectible. The reserve for uncollectible accounts receivable was not significant as of December 31, 2012 and 2011. Actual write-offs have approximated management’s estimates.

Inventory

Inventory is stated at the lower of cost (first-in, first-out) or net realizable value. The Company periodically reviews its inventory for slow-moving or obsolete items and writes down the related products to estimated net realizable value.

PixelOptics, Inc.

(A Development Stage Company)

Notes to Financial Statements (continued)

(All dollar amounts are in thousands, except per share amounts or as otherwise noted.)

3. Summary of Significant Accounting Policies (continued)

During 2012 and 2011, the Company recorded reserves of $2,439 and $1,140, respectively related to certain product inventory that will not be sold due to obsolescence or quality issues.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Expenditures for repairs and maintenance are charged to expense as incurred, while expenditures for additions or improvements that extend the life of an asset are capitalized. Depreciation of property and equipment is calculated principally using the straight-line method over the estimated useful lives as follows:

Leasehold improvements	6 to 8 years
Furniture and fixtures	7 to 12 years
Machinery and equipment	2 to 5 years

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist of interest-bearing transaction accounts and money market deposit accounts. The Company maintains its interest-bearing transaction accounts in high credit quality commercial bank and investment accounts. The Company has not experienced any losses in these accounts. At December 31, 2012 and 2011, the Company had on deposit $0 and $9,556, respectively, in excess of the amount insured by the Federal Deposit Insurance Corporation (FDIC).

Research and Development

Research and development costs, including new product development programs, regulatory compliance and clinical research are expensed as incurred.

PixelOptics, Inc.

(A Development Stage Company)

Notes to Financial Statements (continued)

(All dollar amounts are in thousands, except per share amounts or as otherwise noted.)

3. Summary of Significant Accounting Policies (continued)

Stock-Based Compensation

The Company recognizes share-based compensation at the grant date of the award based on the fair value, and is recognized on a straight-line basis as expense in the accompanying statements of operations over the vesting period of the award, net of estimated forfeitures. The Company estimates forfeitures based on historical experience with further consideration given to the class of employees to whom the equity awards were granted. As of December 31, 2012, the Company expects that all outstanding options will vest.

Intangible Assets

The Company records intangible assets at historical cost and amortizes them over their estimated useful life. Amortization is generally computed by the straight-line method over the estimated useful lives of the assets. The estimated useful life of the license intangible is approximately 12 years.

The Company reviews its intangible assets subject to amortization annually to determine if any adverse conditions exist or a change in circumstances has occurred that would indicate impairment or a change in the remaining useful life. Conditions that may indicate impairment include, but are not limited to, a significant adverse change in legal factors or business climate that could affect the value of an asset, a product recall, or an adverse action or assessment by a regulator. As of December 31, 2012 and 2011, the Company determined that none of its intangible assets were impaired.

Revenue Recognition

The Company generates revenue primarily from the sale of lenses, modules, and chargers to its distribution partners. Revenue is considered realized or realizable and earned when all of the following criteria are met: persuasive evidence of a sales arrangement exists; delivery has occurred or services have been rendered; the price is fixed or determinable; and collectibility is reasonably assured. Revenue is recognized upon passage of title and risk of loss to customers. The Company generally allows its customers to return defective or damaged products for credit or repair. Estimates for sales returns are based upon historical trends and are recorded as a reduction to revenue when the product is sold. The Company records all shipping and handling fees in revenue and records all of the related costs in Lenses - cost of sales.

PixelOptics, Inc.

(A Development Stage Company)

Notes to Financial Statements (continued)

(All dollar amounts are in thousands, except per share amounts or as otherwise noted.)

3. Summary of Significant Accounting Policies (continued)

During 2011, the Company began to sell emPower!, the world’s first and only electronic focusing eyewear, through its typical distribution channels. The Company is in the initial launch period of emPower!. During this period, customers may return previously purchased products for credit to satisfy consumer preference as well as to cover errors made in cutting the final prescription into the lens. The Company has determined that it is unable to make a reasonable estimate of product returns during this period due to the lack of sufficient history with sales of the emPower! product and the relatively wide range of reasons for accepted returns. In addition, the Company has established a one-year warranty to cover material defects in the operation of the emPower! product. The Company has determined that the limited history of the new emPower! product precludes the Company from making a reasonable estimate of warranty claims against sales.

As a result of its inability to make a reasonable estimate of product returns, the Company recognizes revenue for emPower! on the “sell-through” method. Under the “sell-through” method, the Company does not recognize revenue upon sale to an optical lab, its primary customer, but defers recognition of revenue until the optical lab sells the product to an eye care professional. However, as the Company is unable to make a reasonable estimate of warranty claims related to the emPower! product, the Company further defers the recognition of revenue related to emPower! until the end of the product’s warranty period. The Company will reassess its ability to make estimates of product returns and warranty claims at each reporting period in accordance with applicable guidance. During the years ended December 31, 2012 and 2011, sales of emPower! totaling approximately $162 and $129, respectively, were deferred and have been recorded as Deferred revenue in the December 31, 2012 and 2011 balance sheets.

During the year ended December 31, 2010, the Company received approximately $10,000 related to its arrangement with Aspex Eyewear, Inc. (Aspex). The cash payment will be recognized into income over the term of the related license agreement. During each of the years ended December 31, 2012 and 2011, the Company recognized $1,047 of license fee revenue.

PixelOptics, Inc.

(A Development Stage Company)

Notes to Financial Statements (continued)

(All dollar amounts are in thousands, except per share amounts or as otherwise noted.)

3. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company utilizes the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are based on differences between the financial reporting and tax bases of the assets and liabilities. Deferred tax assets and liabilities are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance if, based upon the weight of available evidence, it is more likely than not that the Company will not realize some portion or all of its deferred tax assets. The Company considers relevant evidence, both positive and negative, to determine the need for a valuation allowance. Information evaluated includes our financial position and results of operations for the current and preceding years, the availability of deferred tax liabilities and tax carrybacks, as well as an evaluation of currently available information about future years.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the relevant taxing authorities, based on the technical merits of its position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The Company classifies interest and penalties related to income tax matters as a component of income tax expense.

Years ending on or after December 31, 2008 remain subject to examination by federal and state tax authorities.

Fair Value of Financial Instruments

The fair values of cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses are not materially different than their carrying amounts, as reported, since they approximate the amount for which the assets could be sold or the liabilities could be settled.

The fair value of debt instruments are estimated to approximate carrying amounts since interest rates approximate rates at which the Company could obtain similar financing at December 31, 2012. Derivative financial instruments are recorded at fair value at December 31, 2012.

PixelOptics, Inc.

(A Development Stage Company)

Notes to Financial Statements (continued)

(All dollar amounts are in thousands, except per share amounts or as otherwise noted.)

3. Summary of Significant Accounting Policies (continued)

Fair value guidance requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

•	Level 1 – Quoted market prices in active markets for identical assets or liabilities.

•	Level 2 – Observable market-based inputs or unobservable inputs that are corroborated by market data.

•	Level 3 – Unobservable inputs that are not corroborated by market data.

The following are the assets and liabilities measured at fair value as of December 31, 2012:

	Level 1	Level 2	Level 3	Total
Liabilities:
Warrant liability	$—	$—	$1,971	$1,971

The reconciliation of the warrant liability measured at fair value on a recurring basis using unobservable inputs (Level 3) is as follows:

Warrant Liability
Balance at December 31, 2011	$—
Issuance of new warrants with Bridge Loan	1,405
Change in fair value of warrants	566

Balance at December 31, 2012	$1,971

The fair value of the warrants is determined using a scenario-based option pricing model. The valuation of warrants is subjective and is affected by significant inputs, including product launch timing, cost of product sales, and ultimate market penetration, as well as other changes in inputs to the valuation model including the price per share of the Company’s common stock, assumptions regarding the expected amounts and dates of future equity financing activities, the historical volatility of the stock prices of the Company’s peer group, and risk-free rates. Changes in these assumptions can materially affect the fair value estimate, and the warrant liability could at any future point in time, be significantly different that the carrying value at December 31, 2012.

PixelOptics, Inc.

(A Development Stage Company)

Notes to Financial Statements (continued)

(All dollar amounts are in thousands, except per share amounts or as otherwise noted.)

3. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may affect future periods.

4. Accounts Receivable

Accounts receivable consist of the following as of December 31:

	2012	2011
Trade receivables	$13	$250
Other receivables	—	333
Less – allowance for doubtful accounts	(6)	(2)

	$7	$581

5. Prepaid Expenses

Prepaid expenses consist of the following as of December 31:

	2012	2011
Manufacturing supplies	$—	$673
Prepayments to suppliers	—	730
Other prepaid expenses	105	102

	$105	$1,505

PixelOptics, Inc.

(A Development Stage Company)

Notes to Financial Statements (continued)

(All dollar amounts are in thousands, except per share amounts or as otherwise noted.)

6. Property and Equipment

Property and equipment consist of the following as of December 31:

	2012	2011
Leasehold improvements	$637	$637
Machinery and equipment	4,190	4,146
Furniture and fixtures	78	77
Capital assets in process	1,175	33

	6,080	4,893
Less – accumulated depreciation	(3,038)	(2,331)

	$3,042	$2,562

Depreciation expense was $970 and $847 during 2012 and 2011, respectively.

7. Intangibles

The Company has capitalized its payments to Johnson & Johnson Vision Care, Inc., as co-obligator with EVision, LLC (see Notes 12 and 15), for the right to use certain intellectual property. The Company has also capitalized its payments to High Performance Optics, Inc. (see Note 12) for the right to manufacture certain products using intellectual property. The total cash paid for these intangibles was $2,775. The net balance of intangible assets at December 31, 2012 and 2011 was $2,007 and $2,249, respectively. Amortization expense for intangible assets was $243 during each of 2012 and 2011. As of December 31, 2012, the estimated amortization expense associated with our intangible assets for each of the next five fiscal years is expected to be $243.

8. Bridge Loans and Long-Term Debt

On April 12, 2012, July 5, 2012, and September 27, 2012, the Company entered into a note and warrant purchase agreement (“Bridge Loan”) with certain of its existing investors for the purchase of approximately $7,210, $6,800, and $8,600, respectively, of 8% convertible notes due June 30, 2013. The Bridge Loan is subordinated to the Company’s currently outstanding $10,000 loan with Horizon Technology entered into on April 6, 2011. Interest on the Bridge Loan is payable at maturity. The Bridge Loan will automatically convert into the Company’s preferred shares if a qualified equity financing, defined as the issuance of preferred stock of at least $20,000, occurs. At conversion, all outstanding principal and accrued interest will convert at a price determined in the subsequent equity financing.

PixelOptics, Inc.

(A Development Stage Company)

Notes to Financial Statements (continued)

(All dollar amounts are in thousands, except per share amounts or as otherwise noted.)

8. Bridge Loans and Long-Term Debt (continued)

The Bridge Loan provides for the issuance of 5,137,585 warrants (issued at the various funding dates) to purchase the Company’s preferred stock as determined in the next qualified equity financing. The warrants are exercisable for a period of 10 years. The number of warrants issued under this arrangement will be determined by dividing 25% of the value received in the bridge financing by the lowest price per share issued in the next qualified financing.

On April 6, 2011, the Company closed a $10,000 aggregate principal amount debt financing with Horizon Technology Finance (“Horizon Note”). The Horizon Note has an interest rate of 10.75% and is secured by substantially all of the Company’s assets, except for intellectual property. The Horizon note requires interest only payments for the first 12 months; the remaining balance will be paid over 30 monthly installments. In connection with the issuance of the Horizon Note, the Company issued 181,818 warrants to purchase Series D preferred shares. The warrants have an exercise price equal to the Series D preferred stock price of $1.10.

On February 25, 2011, the Company closed a $5,500 aggregate principal bridge financing from certain existing investors of the Company. The loan had an interest rate of 8% and was convertible into the Company’s preferred shares. In connection with the issuance of this bridge financing, the Company issued 582,565 warrants to purchase Series D preferred shares. The warrants have an exercise price equal to the Series D preferred stock price of $1.10. The notes were converted to Series D preferred stock on April 6, 2011.

Debt consists of the following as of December 31:

	2012	2011
Horizon Note	$7,900	$10,000
Bridge Loan	22,610	—
Less – unamortized debt discount	(741)	(110)

	29,769	9,890
Less – current portion	(25,825)	(2,371)

	$3,944	$7,519

PixelOptics, Inc.

(A Development Stage Company)

Notes to Financial Statements (continued)

(All dollar amounts are in thousands, except per share amounts or as otherwise noted.)

8. Bridge Loans and Long-Term Debt (continued)

Estimated principal repayments on long-term debt for future years ending December 31 are as follows:

2013	$26,530
2014	3,980
2015	—
2016	—
2017	—
Thereafter	—

$30,510

9. Capital

As of December 31, 2012, the authorized capital stock of the Company consists of 120,000,000 shares of common stock and 86,707,758 shares of preferred stock, each having a par value of $0.0001 per share. Preferred stock is issued in series, subject to terms established by the Board of Directors. On April 6, 2011, the Company closed on a Series D preferred stock equity financing. The capital raised was approximately $35,048. The following table describes the key features of the Company’s outstanding preferred stock.

Issue Date/Shares outstanding/ Conversion Price

Series A – On September 5, 2006, the Company authorized and issued 13,841,791 shares (12,972,321 currently outstanding) of Series A preferred stock with a conversion price per share of $0.69.

Series A-1 – On December 22, 2006, the Company authorized and issued 8,437,499 shares (8,437,499 currently outstanding) of Series A-1 preferred stock with a conversion price per share of $0.80.

Series B – On June 29, 2007, the Company authorized and issued 14,103,524 shares (14,103,524 currently outstanding) of Series B preferred stock with a conversion price per share of $1.69.

Series C – On September 26, 2008, the Company authorized and issued 17,324,944 shares (17,125,150 currently outstanding) of Series C preferred stock with a conversion price per share of $1.7518.

PixelOptics, Inc.

(A Development Stage Company)

Notes to Financial Statements (continued)

(All dollar amounts are in thousands, except per share amounts or as otherwise noted.)

9. Capital (continued)

Issue Date/Shares outstanding/ Conversion Price	Series D – On April 6, 2011, the Company authorized and issued 33,000,000 shares (31,861,909 currently outstanding) of Series D preferred stock with a conversion price per share of $1.10.

Dividend and liquidation preferences	All the preferred stock is senior to the rights, benefits, obligations, and restrictions of all other equity securities of the Company. The holders of each outstanding series of preferred stock shall be entitled to a noncumulative 8% dividend per annum, if declared, payable in cash or in-kind at the option of the holder, in preference to any distribution on any other equity securities. The preferred stockholders are also entitled to certain liquidation preferences upon any liquidation, dissolution or winding up of the Company as further defined in the stock agreement. Each share of Series A and A-1, B, C and D preferred stock is initially convertible into one share of common stock, subject to adjustment as provided in the anti-dilution features.

Participation rights	Each share of Series A, A-1, B, C and D preferred stock participates fully with common once any liquidation preferences are satisfied.

Voting rights	All outstanding series of preferred stock have the right to vote together with common stock holders on an as-converted basis on all matters submitted for vote of the holders of common stock. Each share of preferred stock is initially convertible into one share of common stock, subject to adjustment as provided in the anti-dilution features more fully explained in the stock agreement.

Changes in preferred shares	There have been no other changes in the number of issued shares in any class of the Company’s outstanding preferred stock in the periods ended 2012.

PixelOptics, Inc.

(A Development Stage Company)

Notes to Financial Statements (continued)

(All dollar amounts are in thousands, except per share amounts or as otherwise noted.)

10. Warrants

The Company accounts for preferred stock warrants as either equity instruments or derivative liabilities depending on the specific terms of the warrant agreement. Preferred stock warrants are accounted for as derivative liabilities if the warrants allow for cash settlement or provide for modification of the warrant exercise price in the event subsequent sales of preferred or common stock are at a lower price per share than the then-current warrant exercise price. Derivative warrant liabilities are classified on the balance sheet as a current liability, which is remeasured to fair value at each balance sheet date.

As of December 31, 2012, the following stock warrants were outstanding:

Equity-classified warrants

	Number	Issuance Date	Date Exercisable	Expiration Date	Underlying Security	Exercise Price Per Share
2006 Warrants	869,470	May 2006	Sept. 2006	May 2014	Series A Preferred	$0.69
2009 Warrants	199,794	Dec. 2009	Dec. 2009	Dec. 2019	Series C Preferred	$1.7518
Bridge Loan Warrants	582,565	April 2011	April 2011	April 2021	Series D Preferred	$1.10
2011 Warrants	181,818	April 2011	April 2011	April 2021	Series D Preferred	$1.10

	1,833,647

Equity-classified warrants: The Company has recorded the preferred stock warrant awards from 2006 through 2011 within stockholders’ equity on the balance sheet as the Company concluded that each issuance was determined to be indexed to the Company’s stock and the warrant provisions did not embody an obligation of the Company. The proceeds of the February 25, 2011 bridge loan and the Horizon Note were allocated between the debt issuances and the related preferred stock warrants based upon their relative fair values, which resulted in the recording of a discount on the debt upon issuance that reflects the value allocated to the warrants. The discounts are being accreted as additional interest expense over the term of the related debt instruments using the effective interest method. The assigned consideration received at the date of grant for each tranche of warrants issued in 2006 through 2011 was not significant.

PixelOptics, Inc.

(A Development Stage Company)

Notes to Financial Statements (continued)

(All dollar amounts are in thousands, except per share amounts or as otherwise noted.)

10. Warrants (continued)

Liability-classified warrants

	Number	Issuance Date	Date Exercisable	Expiration Date
Bridge Loan Warrants	1,637,585	April 2012	June 2013	April 2022
Bridge Loan Warrants	1,545,455	July 2012	June 2013	April 2022
Bridge Loan Warrants	1,954,545	Sept. 2012	June 2013	April 2022

	5,137,585

Liability-classified warrants: The Company has recorded the 2012 preferred stock warrants awards as a liability on the balance sheet as the Company concluded that the issuances were determined not to be indexed to the Company’s stock and therefore the warrant provisions embodied an obligation of the Company. Each warrant is exercisable in whole or in part at any time until June 30, 2013 at a per share exercise price of $1.10, subject to certain adjustments as specified in the warrant agreement. Additionally, the warrants contain provisions that require the modification of the exercise price and shares to be issued under certain circumstances, including in the event the Company completes subsequent equity financing at a price per share lower than the then-current warrant exercise price. The Company valued the warrants as derivative financial instruments as of the dates of issuance of $282, $503 and $620, respectively, and will continue to do so at each reporting date, with any changes in fair value being recorded on the Statement of Operations. During the year ended December 31, 2012, the Company recorded a loss of $566 due to an increase in the estimated fair value of these warrants. The warrant liability was $1,971 as of December 31, 2012. The Company will continue to classify the fair value of the warrants as a liability until the warrants are exercised, expire, or are amended in a way that would no longer require these warrants to be classified as a liability.

The proceeds of the 2012 bridge loans were allocated between the debt issuances and the related preferred stock warrants based upon their relative fair values, which resulted in the recording of a discount on the debt upon issuance of $1,405 that reflects the value allocated to the warrants. The discounts are being accreted as additional interest expense over the term of the related debt instruments using the effective interest method.

PixelOptics, Inc.

(A Development Stage Company)

Notes to Financial Statements (continued)

(All dollar amounts are in thousands, except per share amounts or as otherwise noted.)

10. Warrants (continued)

The following table details warrant activity during the periods ended December 31, 2012 and 2011.

	2012	2011
Outstanding at beginning of period	1,833,647	1,069,264
Granted	5,137,585	764,383
Exercised	—	—
Expired or forfeited	—	—

Outstanding at end of period	6,971,232	1,833,647

Exercisable at end of year	1,833,647	1,833,647
Range of exercise prices	$0.69 – $1.75	$0.69 – $1.75
Weighted-average remaining contractual life in years	8.2	4.9

11. Stock-Based Compensation

The Company has one stock-based compensation plan adopted in 2005, (the “2005 Plan”). The 2005 Plan is administered by the Company’s Board of Directors. Stock-based compensation is granted to officers and certain key employees in accordance with the provisions of the 2005 Plan. The 2005 Plan provides for grants of nonstatutory stock options, stock purchase rights and incentive stock options. These awards have ten-year contractual terms and vest based on the terms of the individual awards. The options are generally forfeitable upon termination of a holder’s service as an employee or director, unless the individual’s service is terminated due to retirement, death or permanent disability. The Company recognizes compensation cost on a straight-line basis over the vesting period for the award. The total aggregate number of shares of the Company’s common stock that may be issued under the 2005 Plan is 20,078,486 shares.

During 2012 and 2011, stock compensation expense related to awards under the 2005 Plan was $491 and $531, respectively. This expense is included in “other operating expenses” in the accompanying statements of operations.

PixelOptics, Inc.

(A Development Stage Company)

Notes to Financial Statements (continued)

(All dollar amounts are in thousands, except per share amounts or as otherwise noted.)

11. Stock-Based Compensation (continued)

As of December 31, 2012, there was $821 of unrecognized compensation cost related to outstanding stock options expected to be recognized over a weighted-average period of approximately 2.7 years. The fair value of each stock option award is estimated on the date of grant using a Black-Scholes option-pricing model. Significant inputs in the option-pricing model are determined using publicly available information or with assistance from an external valuation firm. The external valuation firm also assists the Company in determining the fair value of its outstanding equity instruments. For stock options issued in the years ended December 31, 2012 and 2011, the assumptions shown in the following table were used:

	Year Ended December 31
	2012	2011
Dividend yield	0.0%	0.0%
Risk-free interest rate	1.8%	2.3%
Expected term (years)	7	7
Volatility	77.0%	77.0%

Expected Volatility. Volatility is a measure of the amount by which a financial variable such as a share price has fluctuated (historical volatility) or is expected to fluctuate (expected volatility) during a period. The Company has used the historical volatility of a group of guideline public companies over the average expected term of the options granted as the expected volatility.

Risk-Free Interest Rate. This is the U.S. Treasury rate having a term that most closely resembles the expected term of the option.

Expected Term. The expected term is the period of time that the stock option granted is expected to remain unexercised. Stock options granted during the years ended December 31, 2012 and 2011 had a maximum term of ten years. The Company does not have sufficient historical experience to provide a reasonable basis upon which to estimate the expected term of its awards. Accordingly, the Company estimates the expected term using the “simplified” method which represents the mid-point between the vesting date of its outstanding awards and the contractual term.

PixelOptics, Inc.

(A Development Stage Company)

Notes to Financial Statements (continued)

(All dollar amounts are in thousands, except per share amounts or as otherwise noted.)

11. Stock-Based Compensation (continued)

The weighted-average grant date fair value of stock options granted during 2012 and 2011 was $0.09 and $0.24 per share, respectively.

Stock option activity under the 2005 Plan is as follows:

	Options	Weighted- Average Exercise Price Per Share	Weighted- Average Remaining Contractual Life
Outstanding December 31, 2011	12,709,746	$0.20	7.2
Granted	5,358,512	$0.23
Exercised	(57,916)	$0.29
Expired or forfeited	(1,451,515)	$0.29

Outstanding December 31, 2012	16,558,827	$0.25	7.1
Exercisable at December 31, 2012	10,662,314	$0.25	6.2

12. Related-Party Transactions

On January 1, 2010, the Company paid High Performance Optics, Inc. (HPO) $25 pursuant to an agreement which allowed the Company to exclusively offer sublicenses of certain technology rights controlled by HPO for seven months. This has been expensed on the statement of operations in 2010. Additionally, on March 2, 2010, the Company entered into a new license agreement with HPO in which the Company licensed certain technology rights for use in some of the Company’s products. The Company paid HPO $25 for the license, which has been capitalized as an intangible asset on the balance sheet. There are no future royalties payable to HPO under this license. See Note 15 for a separate license agreement with HPO that was updated in 2010.

PixelOptics, Inc.

(A Development Stage Company)

Notes to Financial Statements (continued)

(All dollar amounts are in thousands, except per share amounts or as otherwise noted.)

12. Related-Party Transactions (continued)

In November 2010, the Company received an offer from another corporation to provide services for products not related to the Company’s core business. A new entity, Opti-Cool LLC was created, with essentially the same ownership as the Company. A development contract with potential revenues of approximately $100, and estimated potential expenses of approximately $100 was entered into between the Company and the other corporation and then assigned to Opti-Cool, LLC. The development project did not move forward and Opti-Cool LLC will be dissolved.

E-Vision, LLC (E-Vision), a common stockholder of the Company, has a License and Development Agreement dated September 2, 2005 with Johnson & Johnson Vision Care, Inc. (Johnson & Johnson) for intellectual property. E-Vision has licensed this intellectual property to the Company. As disclosed in Note 7 and 15, the Company is a co-obligor with E-Vision for amounts due to Johnson & Johnson. The Company paid $275 and $158 in licensing agreement fees, which have been expensed on the statements of operations in 2012 and 2011, respectively. Payments in 2005 through 2012 were $2,750 for the right to use the intellectual property according to the License and Development Agreement, and have been capitalized as intangible assets on the balance sheet. The Company also paid royalties to E-Vision of $0 and $17 during 2012 and 2011, respectively.

On June 29, 2007, the Company entered into a license agreement with E-A Ophthalmics, LLC (E-A), in which the Company licensed certain rights related to the Company’s intellectual property, in exchange for 21,275,073 of the series A units of E-A. The Company concurrently declared a dividend of the E-A series A units, to the holders of the Company’s Series A preferred stock and series A-1 preferred stock. On June 13, 2008, E-A entered into a sublicense agreement with a newly formed entity, Ocular Optics, Inc. (d/b/a Elenza, Inc.), in which E-A sublicensed those rights, in exchange for 1,063,735 units of common stock of Elenza, Inc. The Company and Elenza, Inc. share some common management and stockholders. The parties entered into the Amendment No. 3 to License Agreement and Amendment No. 2 to the Clarifying Agreement on October 1, 2012, whereby the Company paid $100 and then is obligated to pay Elenza another $50 on October 1, 2013. Further, a Elenza will receive a $200 credit against royalties, and the credits shall be applied in increments of up to $50 per year until the entire $200 credit is satisfied, provided that during any period where royalties are due to E-Vision by the Company before any credit is applied, Elenza shall pay the Company the amount equal to the royalty payable to E-Vision by the Company.

PixelOptics, Inc.

(A Development Stage Company)

Notes to Financial Statements (continued)

(All dollar amounts are in thousands, except per share amounts or as otherwise noted.)

13. Leases

The Company leases office space under two operating leases expiring on May 31, 2013 and July 31, 2014. Rental expense was $327 and $279 during 2012 and 2011, respectively.

Future minimum lease payments to be paid under existing noncancelable operating leases are as follows:

2013	$304
2014	159
2015	—
2016	—
2017	—
Thereafter	—

$463

14. Income Tax

Significant components of the Company’s deferred tax assets and liabilities are as follows as of December 31:

	2012	2011
Deferred tax assets:
Net operating loss carryforward	$51,053	$38,717
General business credit carryforward	1,271	1,571
Deferred revenue	2,973	3,268
Inventory reserves	951	—
Other deferred tax assets	410	129

	56,658	43,685

Deferred tax liabilities:
Other deferred tax liabilities	(506)	(493)

Net deferred tax assets	56,152	43,192
Less – deferred tax asset valuation allowance	(55,961)	(42,956)

	$191	$236

PixelOptics, Inc.

(A Development Stage Company)

Notes to Financial Statements (continued)

(All dollar amounts are in thousands, except per share amounts or as otherwise noted.)

14. Income Tax (continued)

Management makes an assessment to determine if its deferred tax assets are more likely than not to be realized. Valuation allowances are established in the event that management believes the related tax benefits will not be realized. The Company has determined that the deferred tax assets do not satisfy the realizability criteria and, accordingly, has recorded a full valuation allowance against the deferred tax assets at December 31, 2012 and 2011. During fiscal 2012, the valuation allowance increased by $13,005 resulting primarily from the additional net operating losses generated during the period.

The income tax provision for 2012 and 2011 differs from the income tax expense (benefit) that would result from applying federal statutory rates to loss before income tax (benefit) and extraordinary items mainly due to the change in the valuation allowance.

The Company has net operating loss carryforwards of approximately $130,904 at December 31, 2012, available to offset future federal and state taxable income to the extent allowable. These net operating losses will expire between the years 2025 and 2030. The Company has a general business credit carryforward of approximately $1,271 at December 31, 2012, resulting from credits for research and development costs incurred. These credits are available to offset future federal income taxes to the extent allowable. These general business credits will expire between the years 2025 and 2030.

As of December 31, 2012 and 2011, the Company’s accrual for uncertain tax positions was $191 and $236, respectively. There were no payments made against the accrual during 2012 and 2011.

15. Commitments and Contingencies

Commitments

As co-obligor with E-Vision on the License and Development Agreement with Johnson & Johnson (see Note 12), the Company may be obligated to pay Johnson & Johnson up to $10,000 based on a present value calculation in 2005 dollars. The annual discount rate per the agreement is 3%. The Company has already paid $2,750 of this obligation. After those payments, the remaining obligation payable to Johnson & Johnson will be in the form of a royalty fee of 3% of net sales of licensed ophthalmic products. The Company paid $1 and $17 in royalty fees during 2012 and 2011, respectively. These amounts have been expensed on the statement of operations. On December 8, 2010, the Company entered into a memorandum of understanding with E-Vision to secure EVision’s participation in a development agreement with an unrelated party for $250. The Company paid $50 and $200 during 2012 and 2011, respectively, which has been expensed on the statement of operations.

PixelOptics, Inc.

(A Development Stage Company)

Notes to Financial Statements (continued)

(All dollar amounts are in thousands, except per share amounts or as otherwise noted.)

15. Commitments and Contingencies (continued)

North American Frame Agreement

On March 13, 2012, the Company notified its North American frame licensee that it believed that the licensee was in default of the Manufacture, Supply, Marketing and Sales Agreement dated July 6, 2010 by and between the Company and the licesee (the “Agreement”) for, among other reasons, failure to pay approximately $15,000 due to the Company under the Agreement. At that time, the Company notified the licensee that it had until June 11, 2012 to cure the default by paying the amounts owed under the Agreement to the Company, and, if the breach remained uncured, the Company was terminating the Agreement according to its terms. In response, the licensee denied that it had breached its obligation to pay the $15,000 and also asserted that the Company is not entitled to the $9,000 it previously paid to the Company under the Agreement and demanded repayment of such amount plus accrued interest. The parties agreed that the cure period would be extended until June 30, 2012 to permit additional time for negotiations.

On June 26, 2012, the licensee notified the Company of its demand for mediation as to the matter. On June 28, 2012, the licensee obtained a temporary restraining order prohibiting the Company from terminating the Agreement and entering into a relationship with an alternative vendor that would conflict with the licensee’s rights under the Agreement until at least August 7, 2012, at which time the parties were to argue a motion for preliminary injunction filed by the licensee. On July 20, 2012 the licensee filed a request for arbitration, to which the Company agreed. The court deferred ruling on the injunction pending a decision from the arbitration panel.

The parties participated in an arbitration hearing in November 2012 and submitted post-hearing closing briefs to the arbitration panel during the week of December 17, 2012. The parties received a partial final award from the panel on January 14, 2013 finding that (i) the Company was not entitled to payment of the $15,000 as additional license fees as of the date claimed by the Company and that the 10-year term commencing on the date of Second Commercial Availability (as defined in the Agreement) had not yet begun on the dates claimed by the Company, (ii) the Agreement remains in full force and effect. The panel deferred ruling on remaining claims and asked the parties to report back after 30 days as to any remaining disputes.

PixelOptics, Inc.

(A Development Stage Company)

Notes to Financial Statements (continued)

(All dollar amounts are in thousands, except per share amounts or as otherwise noted.)

15. Commitments and Contingencies (continued)

The parties reported back to the panel on February 13, 2013 that there were remaining unresolved disputes. The parties discussed those reports with the panel on February 22, 2013, at which time the panel requested a supplemental submission from the licensee as to the bases for its stated claims for relief, including whether each is properly before the panel, and from the Company the bases for any remaining claims and the requested relief. The parties submitted the requested submissions to the panel on February 27, 2013. In its submission, the licensee stated that its remaining claims consisted of a claim for injunctive relief, a claim for declaratory relief and a claim for award of attorneys’ fees. In its submission, the Company set forth the bases for counterclaims for anticipatory repudiation and breach of the duty to pay royalties. Each party submitted a response to the other’s submission on March 6, 2013. On March 12, 2013, the panel issued a Procedural Order stating (1) that the licensee’s remaining claims for relief were in the nature of additional remedy to be ruled on in the Final Award; and (2) that, in its discretion, the panel would permit the Company to assert its counterclaims for anticipatory repudiation and breach for failure to pay royalties. The panel directed the Company to submit by March 18, 2013, a Supplemental Statement setting forth its counterclaims, along with any exhibits, written testimony or memorandum of law deemed appropriate. The Company submitted is Supplemental Statement and accompanying materials on March 18, 2013. The licensee is to submit a response on March 25, 2013. The panel has requested that the parties submit dates in early April for a one-day oral hearing on the counterclaims or consent to waive such oral hearing.

The Company currently does not believe a loss is probable as of the date of this report. The Company intends to vigorously defend against its partner’s remaining claims and to aggressively pursue its own remaining claims with respect to the Agreement. Given the inherent uncertainty of the outcome for this claim, it is possible that the total costs incurred related to this claim could be material. The Company cannot reasonably estimate the maximum potential exposure or the range of possible loss for this contingency. The Company will continue to review the amount of any necessary accruals or other related expenses and record charges in the period in which the determination is made that an adjustment is required.

Sublicense Settlement

On January 12, 2012, the Company received a demand letter from Elenza, Inc. (a related party), alleging that PixelOptics wrongfully caused Elenza to pay $589 for intellectual property that should have been paid for by PixelOptics. In June 2012, the Company negotiated a settlement agreement related to this matter for approximately $200 and paid $150 of the settlement during the year ended December 31, 2012. The remainder of this settlement has been accrued as of December 31, 2012.

PixelOptics, Inc.

(A Development Stage Company)

Notes to Financial Statements (continued)

(All dollar amounts are in thousands, except per share amounts or as otherwise noted.)

15. Commitments and Contingencies (continued)

Vendor Complaint

On June 22, 2012, the Company received a demand letter from a Canadian module assembly vendor, alleging that the Company, (1) has not met its obligations to fulfill material supply obligations, (2) has made misrepresentations that caused damages to the vendor, and (3) that the Company does not have rights to use certain intellectual property. The vendor further notified the Company that it was terminating the Purchase Order that both parties had entered into in 2011 for the supply of electronic modules. In December 2012, the Company negotiated a settlement agreement related to this matter for approximately $280 and has accrued this settlement at December 31, 2012.

16. Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through March 25, 2013, the date the financial statements were available to be issued.

2013 Bridge Loan

On January 4, 2013, February 4, 2013, and March 13, 2013, the Company entered into a note and warrant agreement (“2013 Bridge Loan”) with certain of its existing investors for the purchase of approximately $3,500,$2,500, and $2,000 respectively of 14% convertible notes due June 30, 2013. The 2013 Bridge Loan will be subordinate to the Company’s currently outstanding $10,000 Horizon Note entered into on April 6, 2011. Interest on the 2013 Bridge Loan is payable at maturity. The 2013 Bridge Loan is immediately exercisable into Series D preferred shares or will automatically convert into the Company’s preferred shares if a qualified equity financing, defined as the issuance of preferred stock of at least $20,000 occurs. At conversion, all outstanding principle and accrued interest will convert at a price determined in the subsequent equity financing. The 2013 Bridge Loan also provides for the issuance of warrants that are immediately exercisable into the Company’s Series D preferred stock or will automatically convert into the Company’s preferred shares if a qualified equity financing, defined as the issuance of preferred stock of at least $20,000, occurs. The warrants are exercisable for a period of 10 years. The number of warrants issued under this arrangement is equal to 100% of the value received in the bridge financing.

PixelOptics, Inc.

(A Development Stage Company)

Notes to Financial Statements (continued)

(All dollar amounts are in thousands, except per share amounts or as otherwise noted.)

16. Subsequent Events (continued)

The Company anticipates an incremental $12,000 of bridge loan funding to occur in late March 2013 under similar terms to those listed above. The final terms and conditions of this funding are currently being negotiated.

Venture Debt Term Sheet

On February 13, 2013, the Company signed a term sheet for an aggregate amount of $18,000 with Hercules Technology Growth Capital. The initial $12,000 of debt funding will be available upon the loan closing date and the remaining $6,000 will be available upon the Company completing a future capital funding round. The debt has an interest rate of 11.75% and is secured by a perfected first position lien on all of the Company’s assets including intellectual property. The loan will require interest only payments for the first six months; the remaining balance will be paid over 30 monthly installments. In connection with the issuance of these notes the Company will issue 11% of the aggregate loan amount in warrants to purchase Series D preferred shares or shares of a subsequent round of funding. The warrants have an exercise price of $1.10 to purchase Series D warrants or at the price per share of a subsequent round.